04046360

(Convenience Translation into English from the Original Previously Issued in Portuguese)

82-34628

Klabin S.A.

Interim Financial Statements for the Nine-month Period Ended September 30, 2004 and Independent Auditors' Review Report

SUPPL

Deloitte Touche Tohmatsu Auditores Independentes

RECEIVED
2004 NOV 29 A 11:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
DEC 02 2004
THOMSON
FINANCIAL

dw 12/1

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, and the statements of income for the quarter then ended, presented for comparative purposes, and issued an unqualified special review report thereon, dated July 23, 2004. The Company and consolidated statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other auditors who issued an unqualified special review report thereon, dated October 24, 2003.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 22, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 09/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – STATE REGISTRATION NUMBER (NIRE) 35300188349		

01.02 – HEAD OFFICE

1 – ADDRESS				2 – SUBURB OR DISTRICT	
RUA FORMOSA Nº 367 – 12º ANDAR				CENTRO	
3 – POSTAL CODE 01075-900		4 - MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX	
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX		
15 – E-MAIL klabin@klabin.com.br					

01.03 – INVESTOR RELATIONS OFFICER *(Company Mail Address)*

1 – NAME					
RONALD SECKELMANN					
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR				3 – SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900		5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX	
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX		
16 – E-MAIL rseckelmann@klabin.com.br					

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER	
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 - PARTNER RESPONSIBLE Eduardo Jorge Costa Martins						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 066.557.558-08	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2004	2 - PRIOR QUARTER 06/30/2004	3 - SAME QUARTER IN PRIOR YEAR 09/30/2003
Paid-up capital			
1 – Common	317,049	317,049	317,049
2 – Preferred	601,751	601,751	601,751
3 – Total	918,800	918,800	918,800
Treasury shares			
4 – Common	222	222	222
5 – Preferred	895	895	895
6 – Total	1,117	1,117	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 – ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Board of Directors' Meeting	09/10/2004	Dividend	10/06/2004	REGISTERED COMMON	0.0767100000
02	Board of Directors' Meeting	09/10/2204	Dividend	10/06/2004	REGISTERED PREFERRED	0.0843800000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
10/25/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total Assets	4,101,580	4,335,034
1.01	Current Assets	1,519,927	1,666,510
1.01.01	Cash and cash equivalents	628,424	787,337
1.01.01.01	Cash and banks	25,946	25,721
1.01.01.02	Temporary cash investments	602,478	761,616
1.01.02	Receivables	517,649	522,687
1.01.02.01	Trade accounts receivable	532,354	544,844
1.01.02.02	Discounted exchange and trade receivables	(10,374)	(17,832)
1.01.02.03	Allowance for doubtful accounts	(20,665)	(18,946)
1.01.02.04	Subsidiaries and affiliates	16,334	14,621
1.01.03	Inventories	233,942	224,141
1.01.04	Other	139,912	132,345
1.01.04.01	Recoverable taxes	99,015	78,043
1.01.04.02	Prepaid expenses	14,636	8,272
1.01.04.03	Other receivables	11,386	6,919
1.01.04.04	Guarantee deposits	0	23,412
1.01.04.05	Notes receivable	14,875	15,699
1.02	Long-term assets	487,975	612,292
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	134,298	147,696
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	134,298	147,696
1.02.02.03	Other related parties	0	0
1.02.03	Other	353,677	464,596
1.02.03.01	Deferred income and social contribution taxes	180,542	196,271
1.02.03.02	Escrow deposits	87,962	179,091
1.02.03.03	Taxes available for offset	16,428	11,780
1.02.03.04	Prepaid expenses	1,971	2,266
1.02.03.05	Other receivables	25,996	26,496
1.02.03.06	Notes receivable	40,778	48,692
1.03	Permanent assets	2,093,678	2,056,232
1.03.01	Investments	240,313	267,099
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	238,210	264,969
1.03.01.03	Other investments	2,103	2,130
1.03.02	Property, plant and equipment	1,786,223	1,710,176
1.03.03	Deferred charges	67,142	78,957

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	4,101,580	4,335,034
2.01	Current liabilities	751,358	881,145
2.01.01	Loans and financing	363,153	574,528
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	144,431	113,154
2.01.04	Taxes payable	63,292	49,074
2.01.04.01	Other taxes	19,521	21,449
2.01.04.02	Provision for income and social contribution taxes	43,771	27,625
2.01.07	Payables to related parties	77,308	49,236
2.01.08	Other	103,174	95,153
2.01.08.01	Salaries, vacation and payroll charges	53,696	47,609
2.01.08.02	Other payables	49,478	47,544
2.02	Long-term liabilities	1,166,732	1,405,286
2.02.01	Loans and financing	1,011,915	1,127,343
2.02.04	Payables to related parties	334	615
2.02.05	Other	154,483	277,328
2.02.05.01	Deferred income and social contribution taxes	5,938	6,255
2.02.05.02	Reserve for contingencies	112,880	232,628
2.02.05.03	Other payables	35,665	38,445
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,183,490	2,048,603
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	193,845	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Tax incentives	213	213
2.05.03	Revaluation reserves	90,050	90,579
2.05.03.01	Own assets	90,050	90,579
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	732,209	732,209
2.05.04.01	Legal	50,044	50,044
2.05.04.02	Statutory	686,030	686,030
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury shares	(3,865)	(3,865)
2.05.05	Retained earnings	367,386	231,970

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2003	6-01/01/2003 to 09/30/2003
3.01	Gross revenue from sales and/or services	858,092	2,337,525	750,428	2,452,802
3.02	Deductions	(126,946)	(337,148)	(85,223)	(262,379)
3.03	Net revenue from sales and/or services	731,146	2,000,377	665,205	2,190,423
3.04	Cost of sales and/or services	(479,413)	(1,306,145)	(379,681)	(1,198,276)
3.05	Gross profit	251,733	694,232	285,524	992,147
3.06	Operating income (expenses)	(86,024)	(257,495)	(306,023)	(840,781)
3.06.01	Selling	(76,450)	(222,262)	(73,021)	(228,148)
3.06.02	General and administrative	(38,754)	(102,318)	(40,276)	(152,258)
3.06.03	Financial, net	(38,440)	(120,277)	(95,095)	(351,809)
3.06.03.01	Financial income	(22,491)	62,481	21,843	(344)
3.06.03.02	Financial expenses	(15,949)	(182,758)	(116,938)	(351,465)
3.06.04	Other operating income	515	675	1,877	14,974
3.06.05	Other operating expenses	(9,775)	(34,373)	(11,065)	(44,357)
3.06.06	Equity in subsidiaries	76,880	221,060	(88,443)	(79,183)
3.07	Income from operations	165,709	436,737	(20,499)	151,366
3.08	Non-operating income, net	737	1,914	(98,065)	872,607
3.08.01	Income	2,942	5,083	208,980	1,205,435
3.08.02	Expenses	(2,205)	(3,169)	(307,045)	(332,828)
3.09	Income before taxes and profit sharing	166,446	438,651	(118,564)	1,023,973
3.10	Provision for income and social contribution taxes	(15,967)	(44,176)	16,602	(43,949)
3.11	Deferred income tax	(15,413)	(28,143)	(52,582)	(40,106)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	135,066	366,332	(154,544)	939,918
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.14718	0.39919		1.02423
	LOSS PER SHARE			(0.16841)	

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 OPERATIONS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise indicated)

Klabin S.A. and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2003, the Company made divestitures that significantly affected the financial position of Klabin S.A. and resulted in the discontinuance of the Company's activities in the following sectors: newsprint, market pulp, dissolving pulp and sanitary papers. As a result of these operations, the comparability between financial statements, as well as the statement of cash flow, is impaired.

In order to allow a better appreciation of the effect of these operations on the financial position of Klabin companies, we present below the pro forma information on certain accounts of the statement of income for the period ended September 30, 2003. The pro forma information, prepared in conformity with Brazilian accounting practices, does not include the sectors that are no longer part of the Company's current business portfolio:

	Consolidated			
			Pro Forma	
	07/01/2004 to 09/30/2004	01/01/2004 to 09/30/2004	07/01/2003 to 09/30/2003	01/01/2003 to 09/30/2003
Gross revenue from sales	867,681	2,374,209	694,372	2,024,171
Net revenue from sales	737,568	2,027,264	607,615	1,770,524
Gross profit	354,406	941,087	280,420	840,881
Selling expenses	(77,273)	(224,533)	(66,833)	(184,788)
Administrative expenses	(39,370)	(104,378)	(40,905)	(110,825)
Other, net	(13,160)	(42,975)	(7,650)	(28,843)
Income before financial income (expense) and equity in subsidiaries	224,603	569,201	165,032	516,425
Income before financial income (expense) is presented net of depreciation, amortization and depletion in the amount of:	57,790	172,759	59,159	186,301

During the period, the Company (Klabin S.A.) established 12 silent partnerships with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

2 SIGNIFICANT ACCOUNTING PRACTICES

a) Accounting practices applied

The Interim Financial Statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The Interim Financial Statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2003.

b) Statement of income of discontinued operations

The statement of income as of September 30, 2003, included in these Interim Financial Statements, comprises the results of the former investees in proportion to the interest held therein: Norske Skog Klabin Comércio e Indústria Ltda.; Klabin Kimberly S.A. and KCK Tissue S.A., and also the integral result of the former subsidiaries Riocell S.A., Riocell Trade Limited and Klabin Bacell S.A., as shown below:

Statements of operations for the period ended

	Norske Skog Klabin Com. e Ind. Ltda.	Klabin Kimberly S.A. Consolidated	KCK Tissue S.A.	Riocell S.A.	Riocell Trade Limited	Klabin Bacell S.A.
	04/30/2003	07/31/2003	07/31/2003	06/30/2003	06/30/2003	09/30/2003
Net revenue from sales	22,858	152,320	14,575	87,713	196,830	116,825
Cost of sales	(22,928)	(109,596)	(12,497)	(58,729)	(190,225)	(92,417)
Gross profit (loss)	(70)	42,724	2,078	28,984	6,605	24,408
Operating income (expenses)	(9,643)	(45,930)	(1,304)	5,330	(4,508)	(10,559)
Financial income (expense), net	2,572	(7,563)	1,133	(31,989)	(698)	2,714
Income (loss) from operations	(7,141)	(10,769)	1,907	2,325	1,399	16,563
Nonoperating income (expenses)	(107)	(29)		80		(2)
Income and social contribution taxes	(156)	(2)		(986)		(4,998)
Minority interest		40				
Net income (loss)	(7,404)	(10,760)	1,907	1,419	1,399	11,563

3 CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Cash and banks	25,946	25,721	30,794	29,150
Temporary cash investments	569,411	729,772	800,155	846,155
	595,357	**755,493**	**830,949**	**875,305**
Temporary cash investments – restricted accounts	33,067	31,844	33,067	31,844
	628,424	**787,337**	**864,016**	**907,149**

4 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred taxes

Deferred income and social contribution tax amounts, recorded in the financial statements, result from temporary differences and tax loss carryforwards. In view of the difficulty in estimating with accuracy the realization period of deferred taxes, mainly those related to nondeductible provisions and taxes being challenged in court, the Company's management has decided to maintain all tax credits recorded in long-term assets. The amounts are as follows:

	Company and consolidated					
	September 30, 2004			June 30, 2004		
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Nondeductible provisions	60,189	21,668	81,857	51,573	18,566	70,139
Taxes being challenged in court	13,693		13,693	35,402		35,402
Tax loss carryforwards	60,404	24,588	84,992	63,826	26,904	90,730
Long-term assets	**134,286**	**46,256**	**180,542**	**150,801**	**45,470**	**196,271**
Accelerated depreciation incentive	4,976	962	5,938	5,293	962	6,255
Long-term liabilities	**4,976**	**962**	**5,938**	**5,293**	**962**	**6,255**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2004 to 2007, as shown below:

	September 30, 2004			June 30, 2004		
	Company and consolidated			Company and consolidated		
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
2004	37,391	13,461	50,852	37,391	13,461	50,852
2005	44,882	16,158	61,040	44,882	16,158	61,040
2006	46,527	16,637	63,164	46,527	15,851	62,378
2007	5,486		5,486	22,001		22,001
	134,286	46,256	180,542	150,801	45,470	196,271

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	09/30/2004	09/30/2003	09/30/2004	09/30/2003
Income before income and social contribution taxes	**438,651**	**1,023,973**	**459,314**	**1,032,653**
Income and social contribution taxes at the rate of 34%	149,141	348,151	156,167	351,102
Tax effect of principal additions (exclusions):				
Equity in subsidiaries	(75,160)	26,922	83	179
Capital gain on change in ownership interest		(294,274)		(313,415)
Difference in subsidiaries' taxes			(70,267)	
Private pension plan		1,082		1,130
Realization of special monetary restatement	822	4,955	822	4,955
Donations and gifts	2,617	877	2,617	937
Nondeductible royalties	998	793	998	3,219
Amortized goodwill		(4,891)		(4,891)
Other effects	(6,099)	440	(8,781)	47,442
	72,319	**84,055**	**81,639**	**90,658**
Income and social contribution taxes:				
. Current	44,176	43,949	53,496	55,325
. Deferred	28,143	40,106	28,143	35,333
Income and social contribution taxes in the statement of income	**72,319**	**84,055**	**81,639**	**90,658**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 RELATED PARTIES

		Company					
		September 30, 2004			June 30, 2004		
		Assets Liabilities	Income (Expenses)	Sales (Purchases)	Assets Liabilities	Income (Expenses)	Sales (Purchases)
CURRENT ASSETS – Trade accounts receivable							
Subsidiaries:							
. Klabin Argentina S.A.	(i)	15,895		22,248	13,498		13,526
. Antas Serviços Florestais Ltda.					279		
. Other		439			844		
		16,334			14,621		
LONG-TERM ASSETS - Loans							
. Klabin Paraná Prods. Florestais Ltda.					2,534		
. Mirca Limited	(iii)	134,105	350		144,970	11,213	
. Other		193			192		
		134,298			147,696		
CURRENT LIABILITIES							
Trade accounts payable							
Subsidiaries:							
. Klabin Argentina S.A.		552			612		
. Other		452			5		
		1,004			617		
Silent partnerships:							
. Paraná	(ii)	36,271		(117,245)	20,780		(68,097)
. Santa Catarina	(ii)	40,033		(137,441)	27,839		(79,335)
		76,304			48,619		
Royalties:							
. Sogemar - Soc. Geral de Marcas Ltda.	(v)	1,146	(9,483)		1,100	(6,059)	
. Monteiro Aranha S.A.	(v)	235	(1,943)		226	(1,242)	
. Other	(v)	184	(1,524)		177	(975)	
		1,565			1,503		
Commission for guarantee							
. Klabin Irmãos & Cia.	(iv)	1,776	(15,100)			(13,322)	
		80,649			50,739		
LONG-TERM LIABILITIES							
Other							
. Antas Serviços Florestais Ltda.		334			615		

(i) *Shipments of paper at prices and terms under usual market conditions;*
(ii) *Purchase of wood at prices and terms under usual market conditions;*
(iii) *Loan in US$ + Libor + 0.5% per year.;*
(iv) *Commission for guarantee of 2% per year on BNDES financing balance*
(v) *Right to use of trademark.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

6 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

				Company
				September 30, 2004
Subsidiaries		**Ownership interest - %**	**Investment**	**Equity in subsidiaries for the period**
. Mirca Limited		100.00	77,415	8,719
. Klabin Argentina S.A.	(*)	100.00	48,957	621
. Klabin Monte Alegre Com. e Indústria Ltda.	(**)	100.00	0	(196)
. IKAPÊ Empreendimentos Ltda.		100.00	3,294	59
. Klapart Participações S.A.		100.00	13,579	
. Other			6,233	(897)
			149,478	**8,306**
Silent partnerships		**Average interest - %**		
. Paraná		95.00	54,584	95,361
. Santa Catarina		96.00	34,148	117,393
			88,732	**212,754**
			238,210	**221,060**

(*) Direct and indirect investment.
(**)Company merged into Klabin S.A. on February 29, 2004.

In the period ended September 30, 2004, the Company received an advance on profit distribution from the silent partnerships, in the amount of R$ R$ 174,673.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 PROPERTY, PLANT AND EQUIPMENT

a) Company

	Annual depreciation rate -%	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	09/30/2004 Total	06/30/2004 Total
Land		80,297	75,973			156,270	158,271
Buildings and structures	4	267,060	45,758	(120,463)	(31,733)	160,622	161,303
Machinery, equipment and installations	5 to 20	2,117,269	89,339	(1,251,562)	(89,339)	865,707	868,300
Transportation equipment	20	49,781		(44,485)		5,296	2,640
Furniture and fixtures	10	17,343		(12,322)		5,021	4,776
Computers and software	20	76,904		(57,556)		19,348	20,565
Forestation and reforestation		415,425		(147,971)		267,454	267,648
Investments in progress		199,483				199,483	142,402
Other	10	119,633	7,055	(14,944)	(4,722)	107,022	84,271
		3,343,195	218,125	(1,649,303)	(125,794)	1,786,223	1,710,176

b) Consolidated

	Annual depreciation rate -%	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	09/30/2004 Total	06/30/2004 Total
Land		97,830	75,973			173,803	173,978
Buildings and structures	4	283,329	45,758	(122,993)	(31,733)	174,361	176,606
Machinery, equipment and installations	5 to 20	2,147,709	89,339	(1,270,722)	(89,339)	876,987	881,465
Transportation equipment	20	50,337		(44,800)		5,537	2,919
Furniture and fixtures	10	18,797		(12,994)		5,803	5,590
Computers and software	20	77,772		(58,373)		19,399	20,652
Forestation and reforestation		444,033		(147,971)		296,062	290,715
Investments in progress		205,895				205,895	148,815
Other	10	119,865	7,055	(14,945)	(4,722)	107,253	84,434
		3,445,567	218,125	(1,672,798)	(125,794)	1,865,100	1,785,174

i) *As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.*

ii) *Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

8 DEFERRED CHARGES

		September 30, 2004			June 30, 2004
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
Igaras Papéis e Embalagens S.A.	(i)	186,364	(126,500)	59,864	69,182
Implementation and preoperating expenses	(ii)	31,353	(26,970)	4,383	7,086
Reorganization and installation expenses	(ii)	1,811	(1,231)	580	656
Other		5,196	(2,881)	2,315	2,033
		224,724	**(157,582)**	**67,142**	**78,957**
Consolidated					
Klabin Argentina S.A.		10,377	(9,679)	698	1,018
Other		2,522	(556)	1,966	3,018
		237,623	**(167,817)**	**69,806**	**82,993**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as implementation and preoperating expenses of several projects of the industrial divisions, which are being amortized over five years.*

9 LOANS AND FINANCING

a) Balances

					Company
				09/30/2004	06/30/2004
	Annual interest - %	Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.5	116,139	231,195	347,334	381,636
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	6.032	8,807	14.839	16,068
. Other	1to 110 of CDI	9,341	280,052	289,393	286,158
		131,512	520,054	651,566	683,862
In foreign currency					
. Financing for purchases of property. plant and equipment	2.3 to 6.3	13,952	4,049	18,001	20,877
. Eurobonds					226,697
. Export financing	2.5 to 6.9	217,689	396,583	614,272	718,199
		231,641	400,632	632,273	965,773
		363,153	**920,686**	**1,283,839**	**1,649,635**
. Interest rate swap contract - hedge	100 of CDI		91,229	91,229	52,236
		363,153	**1,011,915**	**1,375,068**	**1,701,871**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Interest - %				Consolidated	
					09/30/2004	06/30/2004
	Weighted average	Annual	Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.4	7.0 to 11.5	116,139	231,195	347,334	381,636
. Government Agency for Machinery and Equipment Financing (FINAME)	10.0	8.5 to 10.5	6,032	8,807	14,839	16,068
. Other	16.5	1 to 110 of CDI	9,341	280,052	289,393	286,158
			131,512	520,054	651,566	683,862
In foreign currency						
. Financing for purchases of property, plant and equipment	4.8	2.3 to 6.3	13,952	4,049	18,001	20,877
. Eurobonds						72,734
. Export financing	4.9	2.5 to 6.9	205,153	396,583	601,736	682,099
			219,105	400,632	619,737	775,710
			350,617	920,686	1,271,303	1,459,572
. Interest rate swap contract - hedge		100 of CDI		91,229	91,229	52,236
			350,617	1,011,915	1,362,532	1,511,808

Long-term maturities:	
2005	102,093
2006	480,774
2007	263,951
2008	145,814
2009	13,648
2010	5,635
	1,011,915

b) Collaterals

Accrued financial charges are included in the balances of loans and financing, which are collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, and guarantee deposits, as well as guarantees and sureties from third parties.

10 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2003	**1,817,701**
Net income	366,332
Income tax on revaluation reserve	(543)
Balances as of September 30, 2004	**2,183,490**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of September 30, 2004	90,050
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(15,265)
	29,630

c) Treasury shares

As of September 30 and June 30, 2004, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, of which 221,829 are common shares and 895,216 are preferred shares.

d) Dividends

According to the minutes of the extraordinary meeting of the Board of Directors, the Board approved the distribution of interim dividends in the amount of R$ 76.71 per thousand common shares and R$ 84.38 per thousand preferred shares, paid in October 2004. The dividend, approved now, will be deducted from the mandatory dividend to be declared by the general meeting that approves the accounts for this year.

11 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. As of September 30 and June 30, 2004, the Company had swap operations with financial institutions in the amounts of R$ 286,020 (US$ 100.000) and R$ 388,696 (US$ 124,650), respectively. Gains or losses on these transactions are recorded in the statement of income as additions or reductions to the respective liabilities. During this quarter a loss of R$ 42,993 was recorded.

In addition, as approximately 28% of sales are in U.S. dollars, management believes that there is a natural hedge for part of the liabilities in foreign currency.

d) Interest rate risks

The Company is exposed to long-term interest rate (TJLP) fluctuations as a result of financing agreements entered into with the BNDES, and to LIBOR linked to import agreements.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

12 STATEMENT OF CASH FLOW

	01/01/2004 to 09/30/2004		01/01/2003 to 09/30/2003	
	Company	Consolidated	Company	Consolidated
Cash flow from operating activities				
Net income	366,332	366,332	939,918	939,918
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	159,499	169,464	178,352	233,798
. Amortization of nonoperating goodwill			54,140	54,140
. Goodwill amortization			4,349	4,432
. Gain (loss) on sale of assets	527	1,645	(137,964)	(137,196)
. Provision for loss on permanent assets			(927)	(927)
. Capital gains and losses, net			(871,992)	(928,695)
. Deferred income and social contribution taxes	28,143	28,143	40,106	32,345
. Interest and exchange variation on loans and financing	150,208	136,686	110,366	91,531
. Equity in subsidiaries	(221,060)	244	79,183	526
. Exchange variation on foreign investments	348	1,010		48,143
. Minority interest		11,343		2,077
Decrease (increase) in assets				
. Accounts receivable	(108,607)	(158,799)	(8,644)	46,436
. Inventories	564	18,570	(47,539)	(79,221)
. Recoverable taxes	10,268	11,553	(38,232)	(54,089)
. Prepaid expenses	(7,219)	(7,000)	22,540	27,411
. Subsidiary's debentures			632,630	
. Other receivables	17,697	18,441	(170,201)	(268,873)
Increase (decrease) in liabilities				
. Trade accounts payable	116,256	39,712	(141,175)	(137,338)
. Taxes payable	231	1,278	139	321
. Income and social contribution taxes	(21,006)	(17,816)	43,949	51,377
. Salaries, vacation and payroll charges	3,024	3,325	5,365	10,077
. Reserve for contingencies	(51,443)	(51,443)	23,640	12,489
. Deferred income			(5,211)	(2,365)
. Other payables	15,415	16,671	38,771	31,960
. Deconsolidation of subsidiaries				212,490
Net cash provided by operating activities (carried forward))	459,177	589,359	751,563	190,767

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	01/01/2004 to 09/30/2004		01/01/2003 to 09/30/2003	
	Company	Consolidated	Company	Consolidated
Net cash provided by operating activities (brought forward)	**459,177**	**589,359**	**751,563**	**190,767**
Cash flow from investing activities:				
. Temporary cash investments	(33,067)	(33,067)	1,290	44,395
. Guarantee deposits	87,070	87,070	(121,145)	(121,145)
. Purchase of property, plant and equipment	(240,018)	(246,008)	(102,213)	(127,181)
. Increase in deferred charges	(1,524)	(2,035)	(702)	1,280
. Sale of property, plant and equipment	3,732	2,732	8,427	8,480
. Sale / Transfer of investments			1,663,024	1,663,024
. Loans to affiliates	(185)		(99,035)	
. Capital contribution	(109)	(109)	(82)	(3,557)
. Capital reduction				(31,577)
. Dividends received from subsidiaries	174,673			
. Escrow deposits	(11,968)	(12,049)	(12,151)	(12,564)
. Other investments, net	27	27	(2,398)	106
. Deconsolidation of subsidiaries				591,456
Net cash provided by (used in) investing activities	**(21,369)**	**(203,439)**	**1,335,015**	**2,012,717**
Cash flows from financing activities:				
. New loans and financing	436,956	436,956	726,341	809,781
. Payment of loans and financing	(557,149)	(375,359)	(1,326,131)	(1,464,754)
. Amortization of debentures - principal			(1,036,000)	(1,036,000)
. Payment of interest	(87,193)	(70,247)	(185,386)	(164,748)
. Capital contribution to subsidiaries by minority shareholders		19,656		
. Loans to affiliates	(60,138)		71,317	
. Dividends paid	(200,238)	(200,238)		
Net cash provided by (used in) financing activities	**(467,762)**	**(189,232)**	**(1,749,859)**	**(1,855,721)**
Increase (decrease) in cash and cash equivalents	**(29,954)**	**196,688**	**336,719**	**347,763**
Opening balance of cash and cash equivalents	625,311	634,261	55,603	75,428
Closing balance of cash and cash equivalents	595,357	830,949	392,322	423,191
	(29,954)	196,688	336,719	347,763

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total Assets	4,054,243	4,130,782
1.01	Current Assets	1,751,962	1,784,306
1.01.01	Cash and cash equivalents	864,016	907,149
1.01.01.01	Cash and banks	30,794	29,150
1.01.01.02	Temporary cash investments	833,222	877,999
1.01.02	Receivables	513,434	514,139
1.01.02.01	Trade accounts receivable	538,546	553,200
1.01.02.02	Discounted exchange and trade receivables	(2,236)	(17,832)
1.01.02.03	Allowance for doubtful accounts	(22,876)	(21,229)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	231,947	228,942
1.01.04	Other	142,565	134,076
1.01.04.01	Recoverable taxes	99,537	78,229
1.01.04.02	Prepaid expenses	14,636	8,272
1.01.04.03	Other receivables	13,517	8,464
1.01.04.04	Guarantee deposits	0	23,412
1.01.04.05	Notes receivable	14,875	15,699
1.02	Long-term assets	357,318	468,216
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	357,318	468,216
1.02.03.01	Deferred income and social contribution taxes	180,542	196,271
1.02.03.02	Escrow deposits	88,903	180,011
1.02.03.03	Taxes available for offset	16,428	11,780
1.02.03.04	Prepaid expenses	1,971	2,266
1.02.03.05	Other receivables	28,696	29,196
1.02.03.06	Notes receivable	40,778	48,692
1.03	Permanent assets	1,944,963	1,878,260
1.03.01	Investments	10,057	10,093
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,954	7,963
1.03.01.03	Other investments	2,103	2,130
1.03.02	Property, plant and equipment	1,865,100	1,785,174
1.03.03	Deferred charges	69,806	82,993

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	4,054,243	4,130,782
2.01	Current liabilities	670,425	650,450
2.01.01	Loans and financing	350,617	384,465
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	146,744	116,003
2.01.04	Taxes payable	68,622	53,632
2.01.04.01	Other taxes	21,321	23,073
2.01.04.02	Provision for income and social contribution taxes	47,301	30,559
2.01.07	Payables to related parties	0	0
2.01.08	Other	104,442	96,350
2.01.08.01	Salaries, vacation and payroll charges	54,957	48,803
2.01.08.02	Other payables	49,485	47,547
2.02	Long-term liabilities	1,169,339	1,408,593
2.02.01	Loans and financing	1,011,915	1,127,343
2.02.04	Payables to related parties	0	0
2.02.05	Other	157,424	281,250
2.02.05.01	Deferred income and social contribution taxes	5,938	6,255
2.02.05.02	Reserve for contingencies	112,881	232,629
2.02.05.03	Other payables	38,605	42,366
2.03	Deferred income	0	0
2.04	Minority interest	30,989	23,136
2.05	Shareholders' equity	2,183,490	2,048,603
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	193,845	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Tax incentives	213	213
2.05.03	Revaluation reserves	90,050	90,579
2.05.03.01	Own assets	90,050	90,579
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	732,209	732,209
2.05.04.01	Legal	50,044	50,044
2.05.04.02	Statutory	686,030	686,030
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury shares	(3,865)	(3,865)
2.05.05	Retained earnings	367,386	231,970

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2003	6-01/01/2003 to 09/30/2003
3.01	Gross revenue from sales and/or services	867,681	2,374,209	785,196	2,684,073
3.02	Deductions	(130,113)	(346,945)	(94,739)	(313,148)
3.03	Net revenue from sales and/or services	737,568	2,027,264	690,457	2,370,925
3.04	Cost of sales and/or services	(383,162)	(1,086,177)	(389,706)	(1,267,728)
3.05	Gross profit	354,406	941,087	300,751	1,103,197
3.06	Operating income (expenses)	(177,420)	(482,978)	(289,077)	(970,128)
3.06.01	Selling	(77,273)	(224,533)	(76,898)	(289,351)
3.06.02	General and administrative	(39,370)	(104,378)	(104,596)	(228,977)
3.06.03	Financial, net	(47,581)	(110,848)	(93,517)	(418,228)
3.06.03.01	Financial income	(8,044)	76,729	26,725	13,875
3.06.03.02	Financial expenses	(39,537)	(187,577)	(120,242)	(432,103)
3.06.04	Other operating income	353	708	1,959	27,314
3.06.05	Other operating expenses	(13,513)	(43,683)	(15,539)	(60,360)
3.06.06	Equity in subsidiaries	(36)	(244)	(486)	(526)
3.07	Income from operations	176,986	458,109	11,674	133,069
3.08	Non-operating income, net	27	1,205	(127,957)	899,584
3.08.01	Income	2,942	5,083	208,540	1,261,978
3.08.02	Expenses	(2,915)	(3,878)	(336,497)	(362,394)
3.09	Income before taxes and profit sharing	177,013	459,314	(116,283)	1,032,653
3.10	Provision for income and social contribution taxes	(19,595)	(53,496)	14,721	(55,325)
3.11	Deferred income tax	(15,413)	(28,143)	(52,866)	(35,333)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(6,939)	(11,343)	(116)	(2,077)
3.15	Net income (loss)	135,066	366,332	(154,544)	939,918
	NUMBER OF SHARES, EX-TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.14718	0.39919		1.02423
	LOSS PER SHARE			(0.16841)	

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

As the restructuring process completed in 2003 does not permit an appropriate comparison and analysis of Klabin's figures for 3Q04, 3Q03, 9M04 and 9M03, *pro forma* financial statements have been prepared for 3Q03 and 9M03, disregarding the business concerns that are no longer part of Klabin S.A..

The information presented herewith in connection with the Company's operations and finances in 3Q04, 3Q03 and 2Q04, as well as 9M04 and 9M03, consists of consolidated figures stated in local currency (R$), in accordance with Brazilian accounting practices, unless otherwise indicated.

Key Figures

R$ million	3Q04	3Q03	2Q04	9M04	9M03
Gross Revenues	867	694	778	2.374	2.024
Net Revenue	737	608	660	2.027	1.771
Domestic Market	533	438	457	1.409	1.269
Exports	204	170	203	618	502
% Exports	*28%*	*28%*	*31%*	*30%*	*28%*
Gross Profit	354	281	289	941	841
Gross Margin	*48%*	*46%*	*44%*	*46%*	*47%*
EBIT	224	166	171	569	517
EBITDA	283	225	230	743	703
EBITDA Margin	*38%*	*37%*	*35%*	*37%*	*40%*
Equity	2,183	1,957	2,049	2,183	1,957
Net Debt	499	609	581	499	609
Total Capitalization	2,713	2,566	2,653	2,713	2,566
Net Debt / Total Capitalization	18%	24%	22%	18%	24%
Net Debt / EBITDA (annualized)	0.5	0.6	0.6	0.5	0.6
Depreciation + Amortization	59	59	59	174	186
Capex	94	31	62	204	135
Sales Volume (1,000 t)	348	316	330	1.018	887
Domestic Market	217	187	195	592	541
Exports	131	129	135	426	346
% Exports	*38%*	*41%*	*41%*	*42%*	*39%*

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Economic and Financial Performance

Sales Volume and Net Revenue

The growth of the Brazilian economy was driven by a consistent improvement in export activities. This expansion, coupled with a recovery in domestic demand, increased Klabin's sales volume to 348 thousand tons in 3Q04. The domestic market accounted for 53% of the total sales volume in 1Q04. From there, it grew to 59% in 2Q04 and to 62% in 3Q04.

Logistic problems affecting Brazilian ports, such as the shortage of containers and vessels, remain unchanged, delaying shipments and raising the cost of export freight.

Sales volume amounted to 1,018 thousand tons in 9M04, up 15% from the same period of 2003.

Sales Volume by Product


32%
29%
31%
23%
24%
24%
Others
Bags/Envelopes
Corrugated Boxes
Boards
Kraftliner
3Q04
3Q03
2Q04

Sales Volume by Market


38%
41%
41%
62%
59%
59%
Exports
Domestic Market
3Q04
3Q03
2Q04

Sales volume figures do not include wood

Net revenue (including wood) totaled R$ 737 million in 3Q04, with domestic sales accounting for 72% of total net revenue.

For the first nine months of the year, net revenue amounted to R$ 2,027 million, 14% more than the same period of 2003.

Net Revenue by Product


13%
8%
11%
29%
31%
29%
23%
25%
23%
Others
Wood
Bags/Envelopes
Corrugated Boxes
Boards
Kraftliner
3Q04
3Q03
2Q04

Net Revenue by Market


28%
28%
31%
72%
72%
69%
Exports
Domestic Market
3Q04
3Q03
2Q03

Net Revenue does include wood

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Income from Operations

Gross profit was R$ 354 million, up 26% and 19% from 3Q03 and 2Q04, respectively, with a gross margin of 48%.

Selling expenses in the amount of R$ 78 million or 11% of net revenue were influenced by an increase in export freight costs, which amounted to R$ 54 million.

General and administrative expenses totaled R$ 39 million or 5% of net revenue. Salary adjustments have already been granted in some of the units. In the larger and paper conversion units, the adjustment rates will be under negotiation throughout the month of October.

Operating result before financial expenses (EBIT) reached R$ 224 million, up 35% and 31% from 3Q03 and 2Q04, respectively.

The operating margin for 3Q04 was 30%, against 27% in 3Q03 and 26% in 2Q04.

EBITDA

Operating cash generation (EBITDA) totaled R$ 282 million in 3Q04, which is 25% and 23% higher than 3Q03 and 2Q04, respectively. In 9M04, totaled R$ 742 million, up 6% from the same period in 2003.

The EBITDA margin for 3Q04 was 38%, as compared to 37% in 3Q03 and 35% in 2Q04.

Financial Results and Indebtedness

Net financial expenses amounted to R$ 48 million in 3Q04, an increase of R$ 7 million when compared to the R$ 41 million reported in 2Q04. This growth reflects an 8% appreciation of the Brazilian *real* against the U.S. dollar and its effect on dollar-denominated assets, which exceeded the liabilities denominated in the same currency as of September 30, 2004.

Debt - Consolidated

R$ million	12/31/2003			09/30/2004		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short-Term	138	284	422	132	219	351
Long-Term	327	486	813	520	492	1,012
GROSS DEBT	**465**	**770**	**1,235**	**652**	**711**	**1,363**
Cash and temporary cash investments			(722)			(864)
NET DEBT			**513**			**499**

The EBITDA/Net Financial Expenses ratio in 9M04 was 6.7.

Long-term gross debt accounts for 74% of total indebtedness, as compared to 66% at the end of 2003. Local currency-denominated debt corresponded to 48% of total indebtedness in September 2004, versus 38% in December 2003.

Foreign currency-denominated debt represents 52% of total indebtedness, 85% of which refer to export prepayments (natural hedge).

Net debt shrank from R$ 513 million at the end of 2003 to R$ 499 million in September 2004.

Net debt is worth to 18% of total capitalization, and the Net Debt/EBITDA ratio is 0.5.

Net Income

Net income totaled R$ 135 million in 3Q04, up 21% from R$ 111 million in 2Q04. Net income from January to September 2004 was R$ 366 million and earnings per share totaled R$ 0.40.

Business Evolution

PACKAGING PAPER – The highlight in the 3Q04 was the maintenance shutdown at Monte Alegre (PR) mill. At this shutdown, the mill maintenance was performed and the first phase of the debottlenecking project was completed, that is, the refurbishment of paper machine No. 6 and increase of pulp production. After refurbishment, the paper machine's installed capacity was increased to 150 thousand tons of kraftliner per year. However, this extra capacity cannot be used until the mill begins to produce an additional 110 thousand tons of pulp per year, which is scheduled for early 2005.

The packaging paper mills are running at full capacity, with rising prices for export sales.

The export volume of packaging paper, which includes boards and kraftliner, totaled 117 thousand tons in 3Q04.

Boards – As per preliminary estimates, the Brazilian boards market should reach a sales volume of 600 thousand tons in 2004, up 8% from the 557 thousand tons in 2003.

Boards sales totaled 81 thousand tons in 3Q04, an increase of 6% and 4% when compared to 3Q03 and 2Q04, respectively. Domestic sales volume amounted to 64 thousand tons.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Klabin is a regular exporter of boards to Argentina and China, mainly for liquid packaging boards (LPB), and has also started exporting to USA and Europe, opening markets for doubling the installed production capacity planned for 2007.

Net revenue was R$ 167 million, up 10% and 11% from 3Q03 and 2Q04, respectively.

Klabin's boards have both quality and performance recognized in the global market, comparable to the European and American producers, which are the basis of our competitiveness.

As technical and economic feasibility studies for the production capacity increase are in an advanced stage, Management will submit to the Board of Directors the approval to contract the basic engineering service, preparing for the decision for the investment in mid 2005.

Kraftliner – Klabin exports paper to Europe, Chile and Argentina, where prices are more stable. It also maintains long-term freight contracts with ship owners. Consequently, it is reducing the sales volume to spot markets, where prices are volatile and freight costs excessively increased.

Kraftliner sales totaled 113 thousand tons in 3Q04, up 2% from 3Q03 but down 2% from 2Q04. Exports reached 99 thousand tons, shrinking 1% and 4% in relation to 3Q03 and 2Q04, respectively. In the first nine months of 2004, kraftliner sales reached 371 thousand tons, a 21% growth when compared to the same period in 2003. Kraftliner is exported mainly to Europe, Asia, Argentina and Chile.

CORRUGATED BOXES – As per preliminary data provided by the Brazilian Association of Corrugated Boxes Producers (ABPO), Brazilian shipments of corrugated boxes, sheets and accessories totaled 556 thousand tons in 3Q04, up 18% from 3Q03, totaling 1,575 thousand tons in 9M04, up 13% from the same period of 2003.

Klabin sold 112 thousand tons of corrugated boxes in 3Q04, up 23% and 9% from 3Q03 and 2Q04, respectively. The sales volume for 9M04 was 307 thousand tons, an 12% increase compared to 9M03.

Net revenue reached R$ 216 million in 3Q04, a 16% and 11% growth when compared to 3Q03 and 2Q04, respectively. Net revenue in the first nine months of 2004 was R$ 587 million, up 5% from the same period in 2003.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Klabin has initiated a large-scale technology upgrading project in its recycled paper mill at Guapimirim (RJ), which will enable it to produce a lower caliper high quality paper. Plans for this business segment includes extending such technological improvements to other paper recycling units in the medium term.

Klabin is also modernizing the corrugated boxes plants at Feira de Santana (BA), Goiana (PE) and São Leopoldo (RS) so they may be better prepared to meet all customer demands.

MULTIWALL BAGS – The sales volume of multiwall bags totaled 31 thousand tons in 3Q04, up 8% and 6% from 3Q03 and 2Q04, respectively. In the first nine months of 2004, Klabin sold 88 thousand tons of multiwall bags, up 6% compared to 9M03.

The highlight of this segment was the sales volume of seed bags, which grew 13% in 9M04 as compared to 9M03. Sales to the building industry (cement and lime), which buys a lot more than other sectors, showed a moderate growth rate of 2% in 9M04, when compared to 9M03.

Net revenue totaled R$ 93 million in 3Q04, up 16% and 7% from 3Q03 and 2Q04, respectively. Net revenue for 9M04 amounted to R$ 261 million, a 10% increase in relation to the same period in 2003.

The Lages (Santa Catarina state) unit is being expanded to receive, beginning December 2004, the multiwall bag conversion lines that are currently installed at the Correia Pinto (SC) unit, thus contributing to the production rationalization.

WOOD – Klabin harvested 2 million tons of pine and eucalyptus logs in 3Q04, 1.1 million tons of which were transferred to its own mills in Paraná, Santa Catarina and São Paulo.

Sales to third parties in 3Q04 totaled 958 thousand tons, up 64% and 16% from 3Q03 and 2Q04, respectively. The sales volume for 9M04 was 2.5 million tons or 47% higher than the amount reported in 9M03.

Net revenue from sales to third parties totaled R$ 93 million in 3Q04, an 86% and 31% increase when compared to 3Q03 and 2Q04, respectively. As for the first nine months of 2004, the Company generated a net revenue of R$ 225 million, which is 47% higher than the same period of 2003.

The strong demand for pine logs in the domestic market can be attributed to the following:

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

a) Demand has been on the rise in the United States over the past two years. The main building industry index reached the top level of 2 million housing starts per year;

b) The Brazilian industry has expanded its pine log processing capacity;

c) The prices for wood products in the USA increased 60% to 70% over the past two years;

d) Consequently, the price of wood logs in Brazil has doubled in reais compared to 2003.

Klabin is benefiting from this current scenario of higher volumes and prices. However, analysts are forecasting that both demand and prices might decline by the end of the year, due to the effect of the US interest hike on the building industry.

Capital Expenditures

Below is a list of the capital expenditures in the first nine months of 2004 and the forecast for the year:

R$ Million	9M03	2004
Debottlenecking project in Monte Alegre	86	135
Packaging and Recycled Paper	25	40
Gás emission system – Santa Catarina	18	29
Reforestation	21	32
Current investments and other projects	54	84
Total	**204**	**320**

The investment in Monte Alegre (PR) mill will be concluded in January 2005. The installed production capacity of pulp and kraftliner will increase 100 thousand tons/year and 50 thousand/year, respectively.

Sales Volume and Net Revenue Breakdown by Market

Due to the restructuring that took place in 2003, the comparison with 3Q03 figures is impaired.

	3Q03 (1,2 and 3)	2Q04 (3)	3Q04 (3)	9M03 (1,2 and 3)	9M04 (3)
Sales Volume (tons)	**365,037**	**329,841**	**347,627**	**1,236,342**	**1,017,914**
Exports	168,903	134,501	131,170	582,930	425,971
Domestic Market	196,134	195,340	216,457	653,412	591,943
Net Revenue (R$ 000)	**690,457**	**659,453**	**737,568**	**2,370,925**	**2,027,264**
Exports	237,139	202,508	203,809	882,990	617,733
Domestic Market	453,318	456,945	533,759	1,487,935	1,409,531

1 :The Sales volume above is considering the total Sales of Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Com. Ind. Ltda.

2: Net sales in reais (R$) are based on proportionally consolidated figures, as per Brazilian corporate law

3: Sales volume does not include wood. Net revenue includes wood

15.01 – INVESTMENT PROJECTS

Investments in 3Q2004 totaled R$ 94.3 million in the following major projects:

- Purchase of forests and forestation;
- Production increase to 675 thousand tons/year at the Telêmaco Borba unit (state of Paraná);
- Installation of system for collection and burning of noncondensible gas at the Correia Pinto and Otacílio Costa units (state of Santa Catarina).

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2004.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.66			163,797,753	17.83
Niblak Participações S.A.	24,699,654	7.79			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.02	33,142,269	5.51	96,600,874	10.51
Treasury shares	221,829	0.07	895,216	0.15	1,117,045	0.12
Other (*)	64,871,551	20.46	567,713,464	94.34	632,585,015	68.85
TOTAL	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	Number	%
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON with voting right**	**%**
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin (*)	276,787	13.310
Leonardo Klabin (*)	276,787	13.310
Stela Klabin (*)	276,787	13.310
Maria Klabin (*)	276,787	13.310
Dan Klabin (*)	276,787	13.310
Gabriel Klabin (*)	276,787	13.310
Espólio Maurício Klabin (*)	29	0.001
TOTAL	2,079,536	100.000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Fundo de Pensões Banco Espírito Santo de Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Capitalização S.A.	1,192,483,939	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,337,879	8.29
Olavo Egydio Monteiro de Carvalho	905,042,208	7.80
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury shares	195,398,211	1.68
Other (**)	2,107,699,809	18.18
TOTAL	11,597,597,650	100.00

(*) Foreign company
(**) Shareholders with less than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Bradesco Vida e Previdência S.A.	323,187	99.63
Other	1,200	0.37
TOTAL	324,387	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Vida e Previdência S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Bradesco Seguros S.A.	791,364,365	100.00
TOTAL	791,364,365	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Banco Bradesco S.A.	625,316	99.46
Other	3,376	0.54
TOTAL	628,692	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	38,100,432	47.69	170,180	0.22	38,270,612	24.13
Fundação Bradesco	12,896,216	16.14	1,896,539	2.41	14,792,755	9.33
Banco Bilbao Vizcaya Argentaria S.A. (*)	3,994,701	5.00	3,934,697	5.00	7,929,398	5.00
Other (**)	24,902,656	31.17	72,692,520	92.37	97,595,176	61.54
TOTAL	79,894,005	100.00	78,693,936	100.00	158,587,941	100.00

(*) Foreign company
(**) Shareholders with less than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Nova Cidade de Deus Partic. S.A.	2,204,062,097	44.22
Fundação Bradesco	1,629,622,730	32.69
Lia Maria Aguiar	417,744,408	8.38
Lina Maria Aguiar	417,744,408	8.38
Other (*)	315,378,857	6.33
TOTAL	4,984,552,500	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Fundação Bradesco	85,895,018	46.30	196,575,069	98.35	282,470,087	73.29
Cx. Benef. dos Funcionários Bradesco			3,301,691	1.65	3,301,691	0.86
Elo Participações S.A.	99,616,804	53.70			99,616,804	25.85
TOTAL	185,511,822	100.00	199,876,760	100.00	385,388,582	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Shareholders (*)	103,033,675	100.00	61,148,836	100,00	164,182,511	100.00
TOTAL	103,033,675	100.00	61,148,836	100,00	164,182,511	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Joaquim Monteiro de Carvalho	15,163,633	99.99998
Other	3	0.00002
TOTAL	15,163,636	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		October 1, 2003		Change				September 30, 2004		
Shareholders	**Type**	**Number of shares**	**%**	**Purchase Subscription**	**Sale**	**New members**	**Members' withdrawal**	**Number of shares**	**%**	**Change %**
Controlling shareholders	Common	201,962,562	63.70					201,962,562	63.70	0.00
	Preferred	135,967,215	22.60	116,000	(4,065,000)			132,018,215	21.94	(0.66)
Members of the Board of Directors	Common	18,763,534	5.92				(5)	18,763,529	5.92	0.00
	Preferred	2,745,727	0.46	149,000	(137,000)	1	(5)	2,757,723	0.46	0.00
Members of the Executive Board	Common	0	0.00					0	0.00	0.00
	Preferred	358,000	0.06		(180,900)	86,938		264,038	0.04	(0.02)
Members of the Fiscal Council	Common	1	0.00					1	0.00	0.00
	Preferred	3,541	0.00					3,541	0.00	0.00
Other Shareholders	Common	96,323,295	30.38				5	96,323,300	30.38	0.00
	Preferred	462,676,466	76.88	(265,000)	4,382,900	(86,939)	5	466,707,432	77.56	0.68
Total	**Common**	**317,049,392**	**100.00**	0	0	0	0	**317,049,392**	**100.00**	0.00
	Preferred	**601,750,949**	**100.00**	0	0	0	0	**601,750,949**	**100.00**	0.00

3 NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,962,562	63.70	132,018,215	21.94	333,980,777	36.35
Members of the Board of Directors	18,763,529	5.92	2,757,723	0.46	21,521,252	2.34
Members of the Executive Board			264,038	0.04	264,038	0.03
Members of the Fiscal Council	1		3,541		3,542	

4 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Controlling shareholders/ treasury shares	202,184,391	63.77	132,913,431	22.09	335,097,822	36.47
Outstanding shares	114,865,001	36.23	468,837,518	77.91	583,702,519	63.53
Total	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, and the statements of income for the quarter then ended, presented for comparative purposes, and issued an unqualified special review report thereon, dated July 23, 2004. The Company and consolidated statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other auditors who issued an unqualified special review report thereon, dated October 24, 2003.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 22, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS	7
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	19
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	20
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	21
07	01	CONSOLIDATED STATEMENT OF INCOME	22
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	23
09	01	INVESTMENTS IN SUBSIDIARY AND/OR AFFILIATE	32
15	01	INVESTMENT PROJECTS	31
16	01	OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT	32
17	01	INDEPENDENT ACCOUNTANTS' REVIEW REPORT	42

N1261*.*